Exhibit 3.1

AMENDMENT NO. 1 TO THE

FOURTH AMENDED AND RESTATED
BYLAWS

OF

CF INDUSTRIES HOLDINGS, INC.

THIS AMENDMENT NO. 1 TO THE FOURTH AMENDED AND RESTATED BYLAWS of CF Industries Holdings, Inc., a Delaware corporation (the “Bylaws”), is made as of the 20th day of April 2018.

The sixth paragraph of Section 3 of Article II (“Meetings of Stockholders”) of the Bylaws is hereby deleted in its entirety and replaced with the following:

A Special Meeting Request shall not be valid, and a special meeting requested by stockholders shall not be held, if (i) the Special Meeting Request does not comply with this Section 3; (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) the Special Meeting Request is delivered during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding Annual Meeting of Stockholders and ending on the date of the next Annual Meeting; (iv) an identical or substantially similar item (as determined in good faith by the Board of Directors, a “Similar Item”), including the election or removal of director(s), was presented at an Annual Meeting of Stockholders or Special Meeting held not more than ninety (90) days before the Special Meeting Request is delivered; (v) a Similar Item, including the election or removal of director(s), is included in the Corporation’s notice of meeting as an item of business to be brought before an Annual Meeting of Stockholders or Special Meeting that has been called by the time the Special Meeting Request is delivered but not yet held; or (vi) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law. The Board of Directors shall determine in good faith whether all requirements set forth in this Section 3 have been satisfied and such determination shall be binding on the Corporation and its stockholders.